Exhibit 99.1   Press Release

FOR IMMEDIATE RELEASE

Belzberg Technologies Inc. Announces Normal Course Issuer Bid


TORONTO, Ontario, February 5, 2002 -- Belzberg Technologies Inc. (TSE:BLZ) announced today acceptance by The Toronto Stock Exchange of notice of Belzberg's intention to purchase from time to time, if it is considered advisable, up to 553,000 of its common shares, representing approximately 5% of its 11,060,924 outstanding common shares on The Toronto Stock Exchange. The Board of Directors of Belzberg believes that such purchases may from time to time be in the best interests of Belzberg and a desirable use of corporate funds. Purchases of Belzberg common shares may be made pursuant to this notice in the 12-month period commencing February 11, 2002. All common shares purchased pursuant to this notice will be cancelled by Belzberg.

About Belzberg Technologies, Inc.

Belzberg Technologies Inc., whose common shares are listed for trading on the Toronto Stock Exchange under the symbol BLZ, is a business solutions provider whose state-of-the art, electronic trading system is the talk of Wall Street.

Belzberg Technologies creates the software and networks to enable seamless, direct-access routing and execution of trades for financial institutions in the United States, Canada and Europe. Belzberg has established relationships with more than 90 clients, including a number of leading U.S. financial institutions and most major Canadian brokerage firms.

Except for historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products and prices and other factors.


To find out more about Belzberg Technologies and its products, call 1-800-823-8631 or visit http://www.belzberg.com

Contact:

Donald Wilson, Chief Operating Officer
Belzberg Technologies Inc.
Phone: (416) 360-1812
E-mail: dwilson@belzberg.com